EXHIBIT 99.57

DEBT RESTRUCTURING AGREEMENT

THIS DEBT RESTRUCTURING AGREEMENT (this “Agreement”), dated as of July 22, 2020, is entered into by and between High Tide Inc. (“High Tide”) and                         (“                         ”) (each a “Party” and together, the “Parties”).

WHEREAS, for valuable consideration given by High Tide (including, but not limited to, High Tide’s agreement to make certain scheduled payments, to                                , which are tied to all Non-                                  Product Revenues (as defined herein) upon the terms and conditions set forth herein),                                   has agreed to restructure the Indebtedness (as defined herein), upon and subject to the the terms and conditions hereinafter set forth.

WHEREAS, the Parties are entering into this Agreement with the intent that the terms and conditions of this Agreement (including, but not limited to, the Structured Payment Amount (as defined herein)) will enable High Tide to repay the aggregate principal amount outstanding under the Replacement Debenture (as defined herein) from time to time at various intervals through to January 1, 2025, being the maturity date of the Replacement Debenture.

NOW THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I
Interpretation

Section 1.01 Definitions. In this Agreement, unless there is something in the context inconsistent therewith, the following terms shall have the following meanings:

(a)	“Adjusted Payment Amount” means, as at a particular date, the Maximum Payment Amount, less the aggregate of (i) all amounts paid by High Tide to , as at such date, in satisfaction of High Tide’s obligations to pay to the Structured Payment Amount, and (ii) all adjustments and set offs from time to time applied against, or agreed to be applied against, the Adjusted Payment Amount, as at such date, whether pursuant to this Agreement or otherwise. The Adjusted Payment Amount shall be the amount from time to time set forth on the grid attached as Schedule “A” to the Replacement Debenture, as updated from time to time, with the entries therein evidenced by the signatures of both of the Parties being conclusive evidence of the Adjusted Payment Amount at any time, absent manifest error.

(b)	“Affiliate” means, with respect to a Party, as at a particular date, (i) any Person directly or indirectly owning, controlling, or holding with power to vote 10% or more of the outstanding voting securities of the Party, (ii) any Person, 10% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by such Party, (iii) any Person directly or indirectly controlling, controlled by, or under common control with, the Party, or (iv) any officer or director of the Party. For greater certainty, “Affiliates” of shall include

(c)	“Ancillary Agreements” means, collectively, any and all security agreements, postponement and subordination agreements, and interlender agreements entered into by in connection with the issuance of the Replacement Debenture (including, this Agreement).

(d)	“ Products” means any and all Cannabis products (including, but not limited to, the Cannabis plant, dried Cannabis flower, fresh Cannabis flower, Cannabis extracts, Cannabis oils, and any other Cannabis products or Cannabis-derived products) produced or manufactured by and/or its Affiliates and sold, supplied or delivered to any Person (including, for greater certainty, any governmental body or agency authorized to sell, distribute, or otherwise deal in/with any such Cannabis products, under applicable laws in any jurisdiction in Canada).

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(e)	“Cannabis” has the meaning ascribed to it pursuant to any applicable law, including the Cannabis Act (Canada) and the Cannabis Regulations (Canada).

(f)	“Debenture” means the senior unsecured convertible debenture of High Tide dated December 12, 2018, issued pursuant to the Indenture.

(g)	“Indebtedness” means, collectively, the aggregate amount of all debts, obligations, or liabilities of High Tide to from time to time arising or existing under the Debenture (including but not limited to principal and accrued interest).

(h)	“Indenture” means the debenture indenture dated as of December 12, 2018, and entered into by and between High Tide and Capital Transfer Agency ULC, with the the aggregate amount of all debts, obligations, or liabilities of High Tide pursuant to all senior unsecured convertible debentures of High Tide issued thereunder set forth in Schedule “A” attached hereto.

(i)	“License Agreement” means the Data License Agreement to be entered into by and among the Parties on or following the date hereof, in the standard form presently utilized by High Tide, pursuant to which High Tide will license to Aurora, and Aurora will license from High Tide, the proprietary Cabanalytics database of High Tide, upon and subject to the terms and conditions thereof.

(j)	“Maximum Payment Amount” means the amount of $10,807,500 (such amount being the aggregate principal amount of the Replacement Debenture).

(k)	“Non- Branded Sales” means any transaction or series of transactions whereby High Tide and/or its Affiliates (including, for greater certainty, Canna Cabana Inc., Canna Cabana (SK) Inc. and 2680495 Ontario Inc., but excluding, for greater certainty, Grasscity.com, RGR Canada Inc., Famous Brandz Inc. and Valiant Distribution Inc.), directly or indirectly, sell, assign, grant, transfer, convey, or otherwise dispose or relinquish ownership of, any Non- Products or portion thereof.

(l)	“Non- Products” means any and all Cannabis products (including, but not limited to, the Cannabis plant, dried Cannabis flower, fresh Cannabis flower, Cannabis extracts, Cannabis oils, and any other Cannabis products or Cannabis-derived products) other than Aurora Products.

(m)	“Non- Product Revenues” means, collectively, all revenues, receipts, monies and other amounts (and the fair market value of all other consideration) actually collected or received (whether by way of cash or credit or any barter, or benefit) by High Tide and its Affiliates from Non- Branded Sales, less applicable sales taxes and customs duties and refunds for returns actually allowed and paid by High Tide and its Affiliates (and in the case of such deductions, solely to the extent documented properly in accordance with generally accepted accounting practices).

(n)	“Payment Trigger Date” means November 1, 2021.

(o)	“Person” means any natural person, partnership, corporation, association, or other legal entity.

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(p)	“Replacement Debenture” means the amended and restated secured convertible debenture of High Tide dated July 22, 2020, in the principal amount of $10,807,500, and issued to Aurora in consideration for agreement to restructure the Indebtedness.

(q)	“ Agreement” means the Agreement dated and entered into by and among , as first amended in writing by the parties thereto on .

Section 1.02 Certain Words. In this Agreement (i) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”, and (ii) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” shall refer to this Agreement as a whole.

Section 1.03 Gender and Number. In this Agreement, words importing the singular include the plural and vice versa, and words importing gender include all genders.

Section 1.04 Article and Section Headings. The insertion of headings and the division of this Agreement into articles and sections are for convenience of reference only and shall not affect the construction or interpretation hereof.

Section 1.05 Currency. All dollar amounts expressed herein and all amounts to be paid hereunder shall be in Canadian dollars ($).

ARTICLE II
Restructuring

Section 2.01 Debenture Principle Amount and Interest. The Parties hereby irrevocably agree and acknowledge that, as at July 22, 2020, the amount of the Indebtedness is $10,807,500, such amount representing the aggregate of the outstanding principal amount of the Debenture, in the amount of $10,000,000, and interest payable on the Principal Amount at the maturity date, in the amount of $807,500.

Section 2.02 Restructuring. In consideration of High Tide’s agreement to pay to Aurora the Structured Payment Amount as provided for herein, in repayment and satisfaction of the Indebtedness as herein provided, the Parties hereby irrevocably agree to terminate and cancel the Debenture effective as of July 22, 2020 (the “Cancellation Date”). Effective as of the Cancellation Date, subject only to the issuance by High Tide to Aurora of the Replacement Debenture, (i) the Debenture shall be of no further force and effect, and High Tide shall be released of any and all of its obligations under the Debenture, and (ii) the Indebtedness shall be irrevocably and absolutely restructured, as provided for herein.

Section 2.03 Agreement to Make Structured Payment Amount. Subject to the terms and conditions of this Agreement, and in consideration of                                 agreement to restructure the Indebtedness, High Tide hereby irrevocably agrees to pay to                                , beginning on the Payment Trigger Date, an amount (such amount, the “Structured Payment Amount”) equal to one half of one percent (0.5%) (the “Payment Percentage”) of all Non-                                Product Revenues in respect of, and attributable to, each one (1) year period beginning on the Payment Trigger Date.

Section 2.04 Increase in Payment Percentage. Beginning on November 1, 2022, the Payment Percentage shall automatically increase by an additional one-half of one percent (0.5%) at each one year anniversary of the Payment Trigger Date during the term of this Agreement.

Section 2.05 Payment of Structured Payment Amount. The Structured Payment Amount shall be payable by High Tide in cash installments (each such payment, an “Installment Payment”), with each Installment Payment comprised of the aggregate estimated amount of the Structured Payment Amount payable by High Tide for the four (4) month period immediately following the Advance Payment Date (as defined below) and in respect of which such Structured Payment Amount shall be payable hereunder. The first Installment Payment shall be payable on the Payment Trigger Date, and subsequent Installment Payments shall be payable on the first day of each four (4) month period thereafter until the Structured Payment End Date (each such first and subsequent payment dates, an “Advance Payment Date”). For the avoidance of doubt, the first Installment Payment shall be paid on November 1, 2021, and the second Installment Payment shall be paid on March 1, 2022. Following each such Installment Payment, (i) the Adjusted Payment Amount as well as the principal amount of the Replacement Debenture shall automatically be reduced and adjusted downward by an amount equal to the aggregate amount of the applicable Installment Payment, and (ii) the Parties shall forthwith amend and update the grid attached as Schedule “A” to the Replacement Debenture.

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Section 2.06 Adjustments to Installment Payments.

(a)	Each Installment Payment shall be subject to adjustments on account of an overpayment or underpayment, as the case may be (such adjustments, the “Payment Adjustments”) on or prior to the date that is thirty (30) days following the last day of the four (4) month period in respect of which the applicable Installment Payment was paid (each such date, an “Installment Payment Adjustment Deadline”). Either High Tide or may, at least twenty (20) days prior to an Installment Payment Adjustment Deadline, provide a complete statement of the proposed Payment Adjustments, together with full particulars relating thereto in reasonable detail (the “Payment Adjustment Statement”) to the other Party, and not later than ten (10) days thereafter, High Tide or , as applicable, shall, in the case of High Tide, pay to , and in the case of , have reduced from the next Installment Payment, the net amount for the Payment Adjustments set out in such Payment Adjustment Statement. In the case of any dispute between the parties with respect to any Payment Adjustments, such Payment Adjustments in dispute shall be determined by an impartial firm of independent chartered professional accountants of recognized standing (the “Auditor”) appointed by High Tide and (each acting in good faith and reasonably) and the cost of such determination shall be shared equally between and High Tide. The applicable party may refer any such dispute to the Auditor for such determination and such determination shall be final and binding on the Parties.

(b)	High Tide and hereby agree to re-adjust, and as applicable, pay or have reduced from the next Installment Payment as contemplated in Section 2.06(a), the amount of any Payment Adjustments as may be owing to the other Party pursuant to the provisions of this Agreement. Notwithstanding any other provision of this Section 2.06(b), save and except for those Payment Adjustments being determined by the Auditor in the manner set out herein (the “Audited Claim”), all adjustments and Payment Adjustments to be made pursuant to this Section 2.06(b) shall, in any event, be completed on or before the applicable Installment Payment Adjustment Deadline and no claim for any re-adjustment may be made by either Party thereafter, unless and only to the extent such claim is an Audited Claim.

Section 2.07 Term of Structured Payment Obligations. Notwithstanding anything to the contrary herein, High Tide’s obligations to pay the Structured Payment Amount shall continue until such date (the “Structured Payment End Date”) as the Adjusted Payment Amount is equal to $0. On the Structured Payment End Date, High Tide’s obligations to pay the Structured Payment shall automatically (and without any further action on the part of either Party) terminate and be of no further force and effect.

Section 2.08 Set Off. High Tide shall be entitled to set off against the Structured Payment Amount, to the extent payable pursuant to the terms of this Agreement, any amounts payable by                                 to High Tide pursuant to any other instrument and agreement entered into by and between the Parties (including, but not limited to, the License Agreement and the                                 Agreement) or as otherwise agreed upon in writing by the Parties from time to time (each such set off, a “Structured Payment Set Off”), and following each such Structured Payment Set Off, (i) the Adjusted Payment Amount as well as the principal amount of the Replacement Debenture shall automatically be reduced and adjusted downward by an amount equal to the aggregate amount of the applicable Structured Payment Set Off, and (ii) the Parties shall forthwith amend and update the grid attached as Schedule “A” to the Replacement Debenture.

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Section 2.09 Prepayments. Notwithstanding anything to the contrary herein, High Tide shall have the right to prepay all or a portion of the Adjusted Payment Amount and any other amounts outstanding, at any time or from time to time, upon ten (10) days’ prior written notice to                                . Any pre-payment of the Adjusted Payment Amount will automatically reduce and adjust downward the said Adjusted Payment Amount by an amount equal to the aggregate amount of such prepayment. Following each such prepayment, the Parties shall forthwith amend and update the grid attached as Schedule “A” to the Replacement Debenture.

Section 2.10 Recordkeeping. During the Term of this Agreement and for a period of two (2) years thereafter, High Tide shall keep complete and accurate records (in accordance with generally accepted accounting principles) of product revenues in sufficient detail as would be reasonably necessary to enable the Structured Payment Amount payable hereunder to be determined by a firm of independent auditors.

Section 2.11 Right of Examination and Audited Financial Statements. During the Term of this Agreement and for a period of two (2) years thereafter,                                 and its representatives shall be entitled to, upon providing not less than ten (10) days prior written notice to High Tide, examine, the books, ledgers, and records of High Tide during regular business hours for the purpose of and to the extent necessary to verify any report or statement required to be delivered by High Tide to                                 under this Agreement, provided however, that                                 shall not be entitled to conduct such examination more than two (2) times in any fiscal year. All costs and expenses of any such examination shall be paid by                                , provided, however, in the event it is ultimately determined that High Tide has failed to apply such degree of care as is necessary to maintain its books, ledgers, and records in accordance with generally acceptable accounting principles, and such failure results in a variance in the numbers recorded in its books, ledgers, and records by more than five percent (5%), then High Tide shall reimburse                                 for                                 reasonable, out-of-pocket cost of such review. Subject to applicable laws, during the term of the License Agreement High Tide shall deliver to                                , not later than one hundred and twenty (120) days following the end of the applicable financial year of High Tide, (i) the audited consolidated financial statements of High Tide for the immediately preceding financial year of High Tide, as well as (ii) such working papers of High Tide as may be reasonably required to support the Aggregated Sales Data provided to                                 in respect of the said financial year of High Tide, which shall, for the avoidance of doubt, include a report prepared by a firm of independent auditors (who may be auditors of High Tide) and acceptable to                                 (acting reasonably and in good faith) confirming that such auditors have applied and/or performed such procedures as may from time to time be agreed upon in advance by High Tide and                                 (each acting reasonably and in good faith) to verify and confirm the Aggregated Sales Data provided by High Tide to                                 in respect of the applicable financial year of High Tide.

Section 2.12                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                      .

ARTICLE III

Dispute Resolution

Section 3.01 Governing Law and Procedure.

(a)	This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns and submits to the arbitral jurisdiction set out in Section 3.01(b) and, with respect to any matters not determined by arbitration or following exhaustion of arbitration, to the non-exclusive jurisdiction of the courts of the Province of Alberta respecting all matters relating to this Agreement and the rights and obligations of the Parties hereunder.

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(b)	In the event that any dispute arises between the Parties with respect to any matter covered by this Agreement, the Parties shall make every effort to resolve such disputes through negotiation and in so doing, shall at all times act in good faith and reasonably. In the event the Parties are unable to resolve any such dispute through negotiation within ten (10) calendar days of the date on which one Party provides written notice to the other Party of the subject matter of the dispute, the dispute shall be submitted to binding arbitration before a single arbitrator mutually acceptable to the Parties, or if the Parties are unable to reach such agreement, by such panel of three (3) arbitrators, in each case in accordance with the rules of the ADR Institute of Alberta, as amended from time to time, pursuant to the Arbitration Act (Alberta) in effect on the date of this Agreement, and any such arbitration shall be conducted in the English language in the City of Calgary, in the Province of Alberta. In the case of a panel of three arbitrators, such panel shall be composed of one (1) arbitrator selected by each Party with the third arbitrator being selected by the other two (2) arbitrators. The arbitration proceedings shall be undertaken in as expeditious a manner as possible. Judgment upon any award rendered by the arbitrator or the panel, as the case may be, shall be entered into any court having competent jurisdiction without any right of appeal. Each Party shall pay its own expenses of arbitration, and the expenses of the arbitration process and the arbitration proceeding shall be shared equally. However, if in the opinion of the arbitrator or the majority of the panel, as the case may be, any claim or defense was unreasonable, then the arbitrator(s) may assess, as part of the award, all or any part of the arbitration expenses of the other Party (including reasonable attorneys’ fees and costs) and of the arbitrators and the arbitration proceeding.

ARTICLE IV
Miscellaneous

Section 4.01 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing, properly addressed to the other Party, and delivered in person, by pre-paid first class mail, courier, email or by any electronic means of transmitting written communications that provides written confirmation of complete transmission. Any notice or other communication given under this Agreement will be deemed to have been given and received on the first business day following its delivery, and may be delivered to a Party at the following address (or to such other address as one Party provides to the other Parties in a notice given according to this Section 4.01):

(a)	If to High Tide:

High Tide Inc.

Unit 112, 11127 - 15 Street N.E.

Calgary, Alberta, T3K 2M4

Attention: Raj Grover, Chief Executive Officer

E-mail:

with a copy to (which shall not constitute notice):

Garfinkle Biderman LLP

1 Adelaide Street East

Toronto, Ontario, M5C 2V9

Attention: Shimmy Posen

E-mail:

(b)	If to :

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Attention:

E-mail:

with a copy to (which shall not constitute notice):

E-mail:

Section 4.02 Severability. If any term or provision of this Agreement is held or found to be invalid, illegal or unenforceable in any jurisdiction (including by the Alcohol and Gaming Commission of Ontario, the Alberta Gaming, Liquor and Cannabis, or under any regulations relating to the inducement provision under applicable laws), such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement, or invalidate or render unenforceable such term or provision in any other jurisdiction. The Parties acknowledge and agree that the applicable regulations prohibit any inducements between the Parties, and agree that all agreements between them shall respect the foregoing and shall reflect said fact. In the event that any term or provision of this Agreement is held or found to be invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement to effect the original intent of the Parties as closely as possible in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 4.03 Entire Agreement. This Agreement constitutes the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

Section 4.04 Successors and Assigns. This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective successors and permitted assigns. High Tide may not assign its rights or obligations hereunder to any Person other than its Affiliates without the prior written consent of                                , which consent shall not be unreasonably withheld or delayed.                                 shall be entitled to assign its rights and obligations hereunder to any Person (whether or not its Affiliate) without the prior written consent of High Tide, provided that such assignment does not affect the rights and remedies of High Tide under this Agreement, the Replacement Debenture, and the Ancillary Agreements. No assignment shall relieve the assigning Party of any of its obligations hereunder.

Section 4.05 Publicity and Confidentiality. Unless required by applicable law, no Party shall, without the prior written consent of the other Party (which consent shall not be unreasonably withheld delayed), issue or cause the publication of any press release or other public announcement with respect to the other Party or the transactions contemplated by this Agreement. If any Party or any of its Affiliates is required by applicable law to file a copy of this Agreement on SEDAR (or otherwise publicly file a copy of this Agreement), such Party and/or its Affiliate(s), as the case may be, shall be entitled to redact this Agreement to such extent as may be permitted or required by applicable laws and, subject to the prior approval of the other Party, which shall not be unreasonably withheld or delayed, file it on SEDAR (or otherwise).

Section 4.06 No Contra Proferentem. This Agreement has been reviewed by each Party’s professional advisors and legal counsel, and revised during the course of negotiations between the Parties. Each Party acknowledges that this Agreement is the product of their joint efforts, that it expresses their intentions, and that, if there is any ambiguity in any of its provisions, no rule of interpretation favouring one Party over another based on authorship will apply.

Section 4.07 No Third-Party Beneficiaries. Except as specifically set forth or referred to herein, nothing herein is intended or shall be construed to confer upon any Person other than the Parties and their successors or permitted assigns, any rights, benefits or remedies under, or by reason of, this Agreement.

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Section 4.08 Amendment and Modification and Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each Party. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 4.09 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 4.10 Further Assurances. Each Party shall promptly execute and deliver such further instruments and agreements and do such further acts and things as may be reasonably requested in writing by the other Party that may be necessary or desirable in order to effect fully the purposes of this Agreement, the Replacement Debenture, and the Ancillary Agreements, including, without limitation, to give full effect to the subordination contemplated in the Replacement Debenture and the Ancillary Agreements, and to preserve the rights and remedies of the Senior Lenders (as defined in the Replacement Debenture), in accordance with the intent of the foregoing agreements.

[Remainder of page intentionally left blank. Signature page follows.]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

HIGH TIDE INC.

Per:
Name: Raj Grover
Title: President & Chief Executive Officer
I have the authority to bind the corporation

Per:
Name:
Title: Chief Executive Officer
I have the authority to bind the corporation

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Schedule “A”

Indebtedness under Indenture

[Redacted for confidentiality reasons.]

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